                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No 4)*




                      Taro Pharmaceutical Industries Ltd.
           ---------------------------------------------------------
                               (Name of Issuer)

                Ordinary Shares NIS 0.0001 par value per share
           ---------------------------------------------------------
                        (Title of Class of Securities)

                                   M8737E108
                               -----------------
                                (CUSIP Number)

                          Agis Industries (1983) Ltd.
                   29, Lehi Street, 51200 Bnei-Brak, Israel
             Moshe Arkin, Chief Executive Officer  +972-3-577-3700
      -------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 June 24, 1999
        --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[_].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 15 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. M8737108                                       PAGE 2 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Vesteck Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Israel
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             485,550
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          485,550
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      485,550
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              Page 2 of 15 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. M8737E108                                       PAGE 3 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Agis Commercial Agencies (1989) Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Israel
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             485,550
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          485,550
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      485,550
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              Page 3 of 15 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. M8737E108                                       PAGE 4 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Agis Industries (1983) Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Israel
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             485,550
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          485,550
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      485,550
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              Page 4 of 15 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. M8737E108                                       PAGE 5 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Arkin Properties Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Israel
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             485,550
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          485,550
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      485,550
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              Page 5 of 15 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. M8737E108                                       PAGE 6 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Moshe Arkin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Israel
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             499,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          499,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      499,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.97%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              Page 6 of 15 Pages

     Item 1.   Security and Issuer
               -------------------

     This statement on Schedule 13D relates to the Ordinary Shares, NIS 0.0001 par value per share (the "Ordinary Shares"), of Taro Pharmaceutical Industries, Ltd., an Israeli corporation ("Taro"), the principal executive offices of which are located at 5 Maskit Street, Herzlia Pituach 4612 L3 Israel.

     Item 2.   Identity and Background
               -----------------------

     This filing is being made on behalf of Agis Industries (1983) Ltd. ("Agis"), Agis Commercial Agencies (1989) Ltd. ("ACA Ltd."), a wholly owned subsidiary of Agis, Vesteck Ltd. ("Vesteck"), a wholly owned subsidiary of ACA Ltd., Arkin Properties Ltd. ("Arkin Properties") which owns 44% of Agis and Moshe Arkin (collectively referred to as the "Reporting Persons").

     Agis' principal business is the manufacture and marketing of pharmaceuticals, pharmaceutical diagnostics and cosmetics. ACA Ltd. imports, markets and sells pharmaceuticals in Israel. Vesteck is an investment company. Arkin Properties is a holding company. Agis, ACA Ltd., Vesteck and Arkin Properties, all Israeli corporations, have their principal offices at 29, Lehi Street, 51200 Bnei-Brak, Israel. Moshe Arkin, Chairman and Chief Executive Officer of Agis, ACA Ltd., Vesteck and Arkin Properties, is an Israeli citizen.

     The names, business addresses and principal occupations of the executive officers and directors of Agis, ACA Ltd. Vesteck and Arkin Properties are included on Schedule A attached hereto and incorporated herein by reference.
            ----------
All of the executive officers and directors are believed to be citizens of Israel.

     The Reporting Persons believe that, except as may be reported on Schedule A, each of Moshe Arkin and Agis, ACA Ltd., Vesteck and Arkin Properties and their executive officers and directors has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

     Item 3.   Source and Amount of Funds or Other Consideration
               -------------------------------------------------

     Between April 4, 1998 and June 11, 1999 Vesteck purchased in the open market an aggregate of 1,032,550 Ordinary Shares for an aggregate of $5,534,539. Since June 14, 1999, Vesteck has sold in the open market an aggregate of 148,300 Ordinary Shares for an aggregate of $1,329,970.

                              Page 7 of 15 Pages

     Item 4.   Purpose of Transaction
               ----------------------

     Vesteck has sold the Ordinary Shares in the normal course of managing its investment portfolio. All such sales were made in the open market. Neither Vesteck nor any of the other Reporting Persons has any present plans or proposals relating to, or which would result in, any of the events described in Items 4(b) through 4(j) of this Schedule 13D, except as described in this Item 4, however, Vesteck, and/or the other Reporting Persons and/or any of their affiliates, may at some future date, in cooperation and agreement with Taro, enter into a plan, proposal or arrangement relating to, or which would result in, any one or more of the events described in Items 4(b) through 4(j). Additionally, Vesteck and/or any of the other Reporting Persons may, from time to time, depending upon market conditions and other investment considerations, purchase additional Ordinary Shares or other securities of Taro for investment or dispose of securities of Taro, in either case in the open market or in private transactions.

     Item 5.   Interest in Securities of the Issuer/1/
               ------------------------------------

     (a) and (b) Vesteck owns directly an aggregate of 485,550 Ordinary Shares, or 4.8% of Taro's outstanding stock. Vesteck shares voting and dispositive power over these Ordinary Shares with each of the other Reporting Persons.

     As a 44% stockholder in Agis, Arkin Properties may be deemed to be the beneficial owner of the Ordinary Shares held by Vesteck. In the aggregate, Arkin Properties may be deemed to share voting and dispositive power over 485,550 Ordinary Shares, or 4.8% of Taro's outstanding stock.

     Arkin Real Estate Holdings (1961) Ltd. ("Arkin RE Holdings") has owned 13,950 Ordinary Shares, or .1% of Taro's outstanding stock, since 1990.

     Moshe Arkin owns 71.3% of the stock of each of Arkin Properties and Arkin RE Holdings and may be deemed to share beneficial ownership of, and thus, to share voting and dispositive power over, the Ordinary Shares beneficially owned by each of Arkin Properties and Arkin RE Holdings. Moshe Arkin may be deemed to share voting and dispositive power over, therefore, 499,500 Ordinary Shares, or 4.97% of Taro's outstanding stock.

     To the best knowledge of the Reporting Persons, no Ordinary Shares are beneficially owned by any of the persons named in Schedule A, except Moshe
                                                  ----------
Arkin.

     (c) Vesteck's sales of Ordinary Shares in the open market since June 14, 1999 are set forth on Schedule B attached hereto and incorporated herein by
                      ----------
reference. None of the other Reporting Persons purchased or sold Ordinary Shares within the past sixty days.

__________________________
/1/ Percentage calculations are based on Taro's most recent Form 6-K filed with the Securities and Exchange Commission on May 21, 1999, in which it is indicated that Taro had 10,057,237 Ordinary Shares outstanding as of March 31, 1999.

                              Page 8 of 15 Pages

     (d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares held by the Reporting Persons.

     (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of Taro's Ordinary Shares on June 24, 1999.

     Item 6.   Contracts, Arrangements, Understandings or Relationships with
               -------------------------------------------------------------
               Respect to Securities of the Issuer
               -----------------------------------

                    None.

     Item 7.   Material to be Filed as Exhibits
               --------------------------------

                    None.

                              Page 9 of 15 Pages

     Signature
     ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 2, 1999


                         VESTECK LTD.


                                    By:  /s/ Lewis J. Geffen
                                         -------------------------
                                             Moshe Arkin
                                    By:  Lewis J. Geffen, Attorney-in Fact


                         AGIS COMMERCIAL AGENCIES (1989) LTD.


                                    By:  /s/ Lewis J. Geffen
                                         -------------------------
                                             Moshe Arkin
                                    By:  Lewis J. Geffen, Attorney-in Fact


                         AGIS INDUSTRIES (1983) LTD.

                                    By:  /s/ Lewis J. Geffen
                                         -------------------------
                                             Moshe Arkin
                                    By:  Lewis J. Geffen, Attorney-in Fact


                         ARKIN PROPERTIES LTD.

                                    By:  /s/ Lewis J. Geffen
                                         -------------------------
                                             Moshe Arkin
                                    By:  Lewis J. Geffen, Attorney-in Fact


                         MOSHE ARKIN

                                    By:  /s/ Lewis J. Geffen
                                         -------------------------
                                             Moshe Arkin
                                    By:  Lewis J. Geffen, Attorney-in Fact

                              Page 10 of 15 Pages

                                  SCHEDULE A
                                  ----------

VESTECK LTD.

  Executive Officers and
  ----------------------
         Directors                      Title                               Business Address
         ---------                      -----                               ----------------
Moshe Arkin                  Chairman and CEO              29, Lehi Street, 51200 Bnei-Brak, Israel
Benny Mendel                 Exec. Officer                 29, Lehi Street, 51200 Bnei-Brak, Israel
Giora Carni                  Exec. Officer                 29, Lehi Street, 51200 Bnei-Brak, Israel
Samuel Wolfman               Exec. Officer                 29, Lehi Street, 51200 Bnei-Brak, Israel
Gil Bianco                   Exec. Officer                 29, Lehi Street, 51200 Bnei-Brak, Israel
Rafael Lebel                 Exec. Officer                 29, Lehi Street, 51200 Bnei-Brak, Israel

AGIS COMMERCIAL AGENCIES (1989) LTD.

  Executive Officers and
  ----------------------
         Directors                      Title                               Business Address
         ---------                      -----                               ----------------
Moshe Arkin                  Chairman and CEO              29, Lehi Street, 51200 Bnei-Brak, Israel
Benny Mendel                 Exec. Officer                 29, Lehi Street, 51200 Bnei-Brak, Israel
Giora Carni                  Exec. Officer                 29, Lehi Street, 51200 Bnei-Brak, Israel
Samuel Wolfman               Exec. Officer                 29, Lehi Street, 51200 Bnei-Brak, Israel
Gil Bianco                   Exec. Officer                 29, Lehi Street, 51200 Bnei-Brak, Israel
Rafael Lebel                 Exec. Officer                 29, Lehi Street, 51200 Bnei-Brak, Israel

AGIS INDUSTRIES (1983) LTD.

  Executive Officers and
  ----------------------
         Directors                      Title                               Business Address
         ---------                      -----                               ----------------
Moshe Arkin                        Chairman and CEO        29, Lehi Street, 51200 Bnei-Brak, Israel
Benny Mendel                       VP and Director         29, Lehi Street, 51200 Bnei-Brak, Israel
Giora Carni                        VP and Director         29, Lehi Street, 51200 Bnei-Brak, Israel
Samuel Wolfman                     VP and Director         29, Lehi Street, 51200 Bnei-Brak, Israel
Gil Bianco                         VP and Director         29, Lehi Street, 51200 Bnei-Brak, Israel
Daniela Yanai                          Director            30 Harama St., Kiryat Ono, Israel - Agis Manager
Eitan Rubinstein                       Director            11 Shamgar St., Ramat Hasharon, Israel - Medicine
                                    Professor and Attorney
Issac Silberman                        Director            39 Shaul Hamelech, Tel Aviv, Israel - CPA
Eli Ben-Nun                            Director            14 Ein Gedi St., Givatayim, Israel -
                                    Organizational Advisor
Haim Regev                          Exec. Officer          29, Lehi Street, 51200 Bnei-Brak, Israel
Rafael Lebel                        Exec. Officer          29, Lehi Street, 51200 Bnei-Brak, Israel

ARKIN PROPERTIES LTD.

  Executive Officers and
  ----------------------
         Directors                      Title                               Business Address
         ---------                      -----                               ----------------
Moshe Arkin                         Chairman and Exec.     29, Lehi Street, 51200 Bnei-Brak, Israel
                                       Officer

                              Page 11 of 15 Pages

                                  SCHEDULE B
                                  ----------

                                            NUMBER OF
                                    ORDINARY SHARES PURCHASED
             DATE                            (SOLD)                      PRICE PER SHARE ($)
             ----               ---------------------------------        -------------------
           06/14/99                           (6,000)                            8.1250
           06/14/99                           (1,000)                            8.0000
           06/14/99                           (3,000)                            8.0625
           06/14/99                             (300)                            7.9375
           06/14/99                           (2,500)                            8.2500
           06/16/99                           (1,000)                            8.2500
           06/16/99                           (5,000)                            8.1875
           06/16,99                           (2,100)                            8.0000
           06/18/99                          (10,000)                            8.1250
           06/21/99                           (7,000)                            8.1250
           06/22/99                           (5,000)                            8.2812
           06/22/99                          (22,000)                            8.2500
           06/23/99                           (3,000)                            8.8125
           06/23/99                           (5,800)                            8.7500
           06/23/99                           (5,500)                            9.1875
           06/23/99                           (7,200)                            9.0000
           06/23/99                           (1,500)                            9.0312
           06/23/99                           (2,500)                            9.1875
           06/23/99                           (1,000)                            9.4375
           06/23/99                           (7,000)                            9.7500
           06/23/99                           (5,000)                            9.8750
           06/23/99                           (1,000)                            9.7500
           06/23/99                          (18,600)                            9.9375
           06/24/99                           (2,000)                           10.4375
           06/24/99                           (2,000)                            9.8750
           06/24/99                           (2,000)                            9.8125
           06/24/99                           (4,000)                            9.5000
           06/24/99                           (2,000)                            9.0625
           06/24/99                           (1,500)                           10.5000
           06/24/99                           (1,500)                           10.3750
           06/24/99                           (4,700)                            9.8750
           06/24/99                           (1,000)                            9.9375
           06/24/99                             (100)                            9.6875
           06/24/99                           (4,500)                            9.6250
                                            --------

            Total                           (148,300)

                              Page 12 of 15 Pages

                            JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D, Amendment No. 4 relating to the Ordinary Shares of Taro Pharmaceutical Industries Ltd., dated July 2, 1999 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k)(iii) under the Securities Exchange Act of 1934.

Dated:  July 2, 1999

                         VESTECK LTD.

                                    By:  /s/ Lewis J. Geffen
                                         -------------------------
                                             Moshe Arkin
                                    By:  Lewis J. Geffen, Attorney-in Fact


                         AGIS COMMERCIAL AGENCIES (1989) LTD.

                                    By:  /s/ Lewis J. Geffen
                                         -------------------------
                                             Moshe Arkin
                                    By:  Lewis J. Geffen, Attorney-in Fact


                         AGIS INDUSTRIES (1983) LTD.

                                    By:  /s/ Lewis J. Geffen
                                         -------------------------
                                             Moshe Arkin
                                    By:  Lewis J. Geffen, Attorney-in Fact


                         ARKIN PROPERTIES LTD.

                                    By:  /s/ Lewis J. Geffen
                                         -------------------------
                                             Moshe Arkin
                                    By:  Lewis J. Geffen, Attorney-in Fact


                         MOSHE ARKIN

                                    By:  /s/ Lewis J. Geffen
                                         -------------------------
                                             Moshe Arkin
                                    By:  Lewis J. Geffen, Attorney-in Fact

                              Page 13 of 15 Pages

                               POWER OF ATTORNEY

     Know all by these presents, that on behalf of Moshe Arkin, Vesteck Ltd., a wholly owned subsidiary of Agis Commercial Agencies (1989) Ltd. ("ACA Ltd.") which is a wholly owned subsidiary of Agis Industries (1983) Ltd. ("AI Ltd."), ACA Ltd., AI Ltd. and Arkin Properties Ltd. (collectively with Moshe Arkin, the "Companies"), the undersigned hereby constitutes and appoints Lewis J. Geffen of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., signing singly, with full power of substitution, the Companies' true and lawful attorney-in-fact to:

     (1) execute for and on behalf of the Companies Schedules 13D or 13G, and amendments thereto, in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the "Act") and the rules thereunder;

     (2) do and perform any and all acts for and on behalf of the Companies which may be necessary or desirable to complete and execute any such
          Schedule 13D or 13G, or amendments thereto, and timely file such forms with the United States Securities and Exchange Commission and Taro Pharmaceutical Industries Ltd. ("Taro"); and

     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the Companies, it being understood that the documents executed by such attorney-in-fact on behalf of the Companies pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The Companies hereby grant to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the Companies might or could do if present directly, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The Companies acknowledge that the foregoing attorney-in-fact, in serving in such capacity at the request of the Companies, is not assuming any of the Companies' responsibilities to comply with Sections 13(d) and 13(g) of the Act.

     This Power of Attorney shall remain in full force and effect until the Companies are no longer required to file Schedules 13D or 13G with respect to the Companies' holdings of, and transactions in, securities issued by Taro, unless earlier revoked by the Companies in a signed writing delivered to the foregoing attorney-in-fact.

                              Page 14 of 15 Pages

     IN WITNESS WHEREOF, the Companies have caused this Power of Attorney to be executed this 16th day of September, 1998.


            /s/ Moshe Arkin
            --------------------------
                                                           Signature

            Moshe Arkin
            --------------------------
     Chairman and CEO, Agis Industries (1983) Ltd.         Print Name and Titles
     Chairman and CEO, Agis Commercial Agencies (1989) Ltd.
     Chairman and CEO, Vesteck Ltd.

Chairman and CEO, Arkin Properties Ltd.

                              Page 15 of 15 Pages